SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

644398109
(CUSIP Number)

Richard Stride Longkloof Limited c/o Stonehage Trust Holdings (Jsy) Ltd No 2, The Forum, Grenville Street, St. Helier, Jersey, JE1 4HH (tel): +44 1534 823 077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The purpose of this Amendment No. 4 (the “Amendment”) to Schedule 13D relating to shares of common stock, $0.0001 par value per share (the “Shares”), of New Frontier Media, Inc. (the “Issuer”) is to amend and update certain information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 22, 2010, as amended by Amendment No. 1 filed on September 27, 2010, Amendment No. 2 filed on February 24, 2011 and Amendment No. 3 filed on January 17, 2012 (the “Amended Filing”). Except as described herein, the information contained in the Amended Filing has not been updated or amended.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Amended Filing.

Item 4.  Purpose of the Transaction.

 Item 4 is hereby amended to add the following:

 On March 9, 2012, Longkloof sent a letter (the “March 9 Letter”) to the Board of Directors of the Issuer, pursuant to which Longkloof made an offer to acquire all of the outstanding Shares not beneficially owned by Longkloof for $1.35 per Share in cash, subject to the terms and conditions specified in the March 9 Letter. In the March 9 Letter, Longkloof also confirmed its commitment to protecting the value of its investment in the Issuer and noted that it was prepared to pursue any and all actions available to it in order to ensure that it maximizes stockholder value.

The foregoing description of the March 9 Letter is qualified in its entirety by reference to the full text of the March 9 Letter, a copy of which is attached hereto as Exhibit II and is incorporated herein by reference.

Also on March 9, 2012, Longkloof issued a press release (the “March 9 Press Release”) announcing that it had sent the March 9 Letter to the Board of Directors of the Issuer. A copy of the March 9 Press Release is attached hereto as Exhibit III and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

  Item 7 is hereby amended to add the following exhibits:

Exhibit II The March 9 Letter

Exhibit III   The March 9 Press Release

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: March 12, 2012	By:	/s/ Beamont (Directors) Limited,
a Jersey incorporated entity, corporate director

	By:	/s/ Cora Binchy
		Name:	Cora Binchy
		Title:	Director of the corporate director

	By:	/s/ Karen Oliver
		Name:	Karen Oliver
		Title:	Director of the corporate director

Mile End Limited, a British Virgin Islands limited liability company

Dated: March 12, 2012	By:	/s/ Chaumont (Directors) Limited,
a British Virgin Islands company, corporate director

	By:	/s/ Karen Oliver
		Name:	Karen Oliver
		Title:	Director of the corporate director

	By:	/s/ Cora Binchy
		Name:	Cora Binchy
		Title:	Director of the corporate director